[SIRICOMM LETTERHEAD]

March 30, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20548

Ladies and Gentlemen:

In connection with our responses to the comments from the Staff of the Securities and Exchange Commission (“Commission”) dated March 16, 2007, we hereby acknowledge the following:

•	SiriCOMM, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments does not foreclose the Commission any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SIRICOMM, INC.

By: /s/ Matthew McKenzie
Matthew McKenzie, CFO